AMERICAN STRATEGIC MINERALS CORPORATION
2331 Mill Road, Suite 100
Alexandria, VA 22314
November 30, 2012
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Pamela Long, Assistant Director

Re:	American Strategic Minerals Corporation Revised Preliminary Information Statement on Schedule 14C Filed November 8, 2012 File No. 0-54652

Dear Ms. Long:

American Strategic Minerals Corporation (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 27, 2012 (the “Comment Letter”) relating to the Revised Preliminary Information Statement on Schedule 14C filed with the Commission on November 8, 2012 (the “Amended PRER 14C”).

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

Comment No. 1.  You indicate in response to comment 1 in our November 5, 2012 letter that the solicitation of written consents in not required because the number of persons solicited was less than 10.  We wish to advise you that:

•	The 10 person exception to solicitation under Rule 14a-2(b)(2) of Regulation 14A is unavailable for an issuer’s solicitation.

•	Action by an affiliate is usually on the issuer’s behalf.

Please file a preliminary proxy statement on Schedule 14A. See Rule 14a-2 of Regulation 14A.

Response No. 1.  A Regulation 14A proxy statement is not required and is inapplicable to exempt shareholder solicitations pursuant to Rule 14a-2(b)(2).  The Company’s written consent approving the name change and the prospective reverse split was obtained by a shareholder of the Company who cast his vote and delivered the votes required to authorize the transaction under state law who is neither an officer or director of the Company and as such is not an affiliate of the Company.  The shareholder is not deemed by the Company to be an affiliate. The shareholder appears in the beneficial ownership table since he beneficially owned more than five percent (5%) of the Company’s common stock as of October 1, 2012.  Consequently, we believe that no preliminary proxy statement on Schedule 14A is necessary or appropriate.

Comment No. 2. Your response to comment 3 in our November 5, 2012 letter states that “The Company is evaluating various alternative plans to the real estate business.” As requested previously, disclose what the company’s long term strategy and new business direction are in light of the Form 8-K filed on November 20, 2012. Further, disclose what comprise the company’s assets for its long term strategy and new business direction.

Response No. 2.  As disclosed in the Form 8-K filed on November 20, 2012, the Company has acquired Sampo IP, LLC, which merely holds certain patents and is not engaged in any ongoing business activities other than its patent holdings.  The Company still retains certain real property interests as described in its Form 10-Q filed on November 13, 2012 which were acquired at a time the Company intended to pursue real estate investments.  The Company continues to evaluate alternative plans for its real estate, including potential sale or continuation, but has not made a determination with respect thereto.  The Company’s assets currently comprise the real estate assets as well as the patents. In light of the foregoing the Company does not believe any further disclosure of its intentions can be made at this time.

Comment No. 3.  Your response to comment 4 in our November 5, 2012 letter states that “The Company presently has no plan to issue any shares of its common stock but reserves the right to develop and act upon any such plans should it determine to do so.” We note that you have filed a current report on Form 8-K on November 20, 2012 related to a share exchange agreement with Sampo IP LLC, a company engaged in the business of patent acquisition, development, and monetization. It also appears that this 8-K should contain the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K for Sampo IP LLC, including pro forma financial information. See Rules 8-04 and 8-05 of Regulation S-X. Please amend both filings accordingly.

Response No. 3. The language in our letter dated November 4, 2012 was correct and consistent with the PRER 14C filed on October 4, 2012. In addition, while the Company was engaged in preliminary discussions with Sampo IP, LLC (“Sampo”) as of November 4, 2012, such preliminary discussions were confidential, no documents had at the time been executed and the board of directors had not taken formal action with regard to the acquisition of Sampo.  As such, the Company’s confidential information could not be included and would have been premature as no obligation or understanding existed, only preliminary discussions not required to be disclosed in any SEC filing or comment responses.

Item 2.01(f) applies to “shell companies,” which the Company is not; consequently, no Form 10 information was required, nor was the financial information to which you refer required to be filed with  the 8-K.

To determine whether or not the Company was required to file the financial statements and pro forma financial information of Sampo, the Company first determined whether the acquisition of Sampo involved the acquisition of a business.  In determining if the acquisition of Sampo meets the definition of a business, the Company considered the guidance in ASC 805-10-55, Rule 3-05 of Regulation S-X and Rule 11-01 (d) of Regulation S-X.

ASC 805-10-55 defines a business as follows: A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs.

Below is a summary of the Company’s evaluation of the guidance in ASC 805-10-55:

Inputs — The Company did not acquire any physical facilities, market distribution system, sales force, and customer base.  Sampo has no assets other than the US patent rights.

Processes — Sampo has no processes and thus the Company did not acquire any strategic or operating processes.

Outputs — Sampo has no outputs and has not generated any revenues since its inception.  It merely owns as assignee certain patents.  Neither Sampo nor the Company previously performed commercialization of any products that rely on the patents nor outlicensed the patents to third parties and the ownership of patents would not be considered outputs.

ASC 805-10-55-7 discusses development stage companies which also could be considered a business. Sampo is in the development stage; however, when acquired it had not begun its planned principal activities (effectively dormant with no operations).

Rule 11-01(d) of Regulation S-X indicates that the Company should consider if the nature of the revenue-producing activity will remain the same after the acquisition in determining if an acquisition is a business.  The Company determined that there was no revenue producing activities for Sampo, as no known revenues have ever been generated from the patents owned by Sampo.

Sampo has no processes and no outputs and therefore Sampo is not considered a business but rather comprised a single asset consisting of its patents rights. As such the Company determined that no financial statements and pro forma financial information for Sampo were required to be filed under Item 9.01 of Form 8-K as the acquisition transaction does not meet the definition of a business acquisition in accordance with ASC 805-10-55 and Regulation S-X Rule 3.05 and 11-01 (d).

Comment No. 4. Please refer to comment 6 in our November 5, 2012 letter. As requested previously, update your EDGAR company profile to include your current business address, telephone number, e-mail address, and mailing address.

Response No. 4.  The Company has complied with the request.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (305) 571-1000 or our counsel Harvey Kesner, Esq. at (212) 930-9700.

Very truly yours,
 /s/ Doug Croxall